

February 5, 2024

Stephen Barnes
Chief Financial Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

> **Re: Accolade, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2023**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2023**
> **Item 2.02 Form 8-K Dated January 8, 2024**
> **File No. 001-39348**

Dear Stephen Barnes:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Non-GAAP Financial Measures
Adjusted Gross Profit and Adjusted Gross Margin, page 67

1. Please reconcile the non-GAAP measure "adjusted gross profit" to the most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. Although you present a gross profit in your reconciliation on page 68, it does not appear to be fully loaded as it excludes depreciation and amortization. Please revise to present a "fully-loaded" GAAP gross profit or tell us how the amounts you disclose are "fully loaded." In addition, as you are presenting your adjusted gross margin on a percentage basis, please revise your disclosure to include your fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended November 30, 2023.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 75

2.   Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Angela Lumley at 202-551-3398 or Suying Li at 202-551-3335 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services